EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Cendant Corporation on Form S-3 of our report dated January 7, 2000, appearing in the Annual Report on Form 10-K/A of Cendant Corporation for the year ended December 31, 1998 (which expresses an unqualified opinion and includes an explanatory paragraph relating to a preliminary agreement to settle the principal securities class action as described in Notes 18 and 27, and the change in the method of recognizing revenue and membership solicitation costs as described in Note 2) and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/  Deloitte & Touche LLP
Parsippany, New Jersey
February 14, 2000